SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

     NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ) 00.108.786/0001 -65
Corporate Registry ID (NIRE) 35.300.177.240

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS MEETING

Date, time and venue: December 18, 2006, at 3:00 pm, at Rua Verbo Divino nº 1.356, 1º andar, CEP 04719-002, Chácara Santo Antônio, São Paulo – SP.

Attendance: Board members representing the necessary quorum, as per the signatures hereunto.

Presiding: Jorge Luiz de Barros Nóbrega – Chairman, and André Müller Borges – Secretary.

Resolutions: Decided by unanimous vote:

1. In face of the need for adequacy as requested by the Brazilian Securities and Exchange Commission - CVM, part of the OFÍCIO/CVM/SRE/GER-2/Nº 2707/2006, board members approved (i) the changes in article 1.1, 2.1.2, 2.1.3, 2.2.1, “Clause III”, 3.5.1, 4.9.10, 4.9.11, 4.9.12. (i), 4.16.1. (p), 4.16.3, 4.22.1, 6.5. l.(viii) and 7.12 of the Standard Deed for Public Debenture Issue (“Standard Deed”); (ii) renumbering clauses 4.9.6, 4.9.7, 4.9.8, 4.9.9. 4.9.10, 4.9.11 and 4.9.12 of the Standard Deed to clauses 4.9.3, 4.9.4, 4.9.5, 4.9.6, 4.9.7, 4.9.8. and 4.9.9 of the Standard Deed, respectively; and (iii) the inclusion of clause 4.19.2 in the Standard Deed.

2. In face of the end of the book building, handled by Banco Bradesco S.A., as the Leader Coordinator of the Company’s 6th Public Debenture Issue, board members approved (i) spread of 0.70% (zero point seventy percent) per year, base 252 (two hundred fifty two) working days, over the nominal unitary amount not yet amortized, as foreseen in Clause 4.9.2 and under the terms of the formula described in Clause 4.9.6 of the Deed of the Sixth Issue of Simple Debentures, Non-convertible into Shares, in a Single Series, Unsecured, for Public Distribution by Net Serviços de Comunicação S.A. (“Deed of Issue”); (ii) the changes in the introduction of clauses 1.1, 2.1.2, 2.1.3, 2.2.2, 3.1.1, 3.4.1, 3.5.1, 3.5.2, 4.9.2, 4.9.3, 4.9.4, 4.9.6, 4.9.10, 4.9.11, 4.9.12. (i), 4.16.1. (p), 4.16.3, 4.22.1, 6.5. (l).(viii), 7.10, 7.12, 9.1 and “final provisions” of the Deed of Issue; (iii) the inclusion of “Taking into account” and clause 4.19.2 in the Deed of Issue; and (iv) the exclusion of clauses 3.2.2 and 3.2.3 of the Deed of Issue.

3. In face of the resolutions in items 1 and 2 above, to approve (i) the consolidation of the Standard Deed and the Deed of Issue, the latter in the form of the First Amendment to the Deed of the Sixth Issue of Simple Debentures, Non-convertible into Shares, in a Single Series, Unsecured, for Public Distribution by Net Serviços de Comunicação S.A. Private Deed of the of the Sixth Issue of Simple Debentures Net Serviços de Comunicação S.A. (“First Amendment to the Deed of Issue”); and (ii) the entire replacement of the Deed of Issue by the First Amendment to the Deed of Issue, according to the draft attached to these minutes, which are integrated and shall be filed at the Company’s headquarters.

Closure: Nothing more to be dealt with, the meeting was closed, drawing up these present minutes, after being read, were approved and signed by all the attending members.

Signatures: Chairman: Jorge Luiz de Barros Nóbrega, Secretary: André Müller Borges, Stefan Alexander, Rossana Fontenele Berto, Marcos da Cunha Carneiro, Juarez de Queiroz Campos Júnior, Sérgio Lourenço Marques, Augusto Cesar Roxo U. Rocha Filho, Carlos Henrique Moreira, Jose Formoso Martinez, João Adalberto Elek Jr., Mauro Szwarcwald and Ivan Magalhães Júnior.

This is a free translation of the minutes filed in the Company’s records.

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.